UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D-A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CANADA SOUTHERN PETROLEUM LTD.

(Name of Issuer)

Limited Voting Shares, $1 (Canadian) per share

(Title of Class of Securities)

135231-10-8

(CUSIP Number)

Fred Schutzman, on behalf of

The Canso Shareholder Group described herein

c/o Jeffrey M. Stoler, Esq.

McCarter & English, LLP

225 Franklin Street

Boston, Massachusetts  02110

Telephone:  (617) 345-7011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer
Limited Voting Shares, $1 (Canadian) per share of Canada Southern Petroleum Ltd., with principal executive offices at 250, 706 – 7th Avenue, S.W., Calgary, Alberta, Canada T2P 0Z1.

Item 2.	Identity and Background
Incorporated by reference to the original filing of Form 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Incorporated by reference to the original filing of Form 13D.

Item 4.	Purpose of Transaction
The Canso Shareholder Group has disbanded, and erstwhile members are no longer in communication or acting in concert.

Item 5.	Interest in Securities of the Issuer
(a) No shares; 0%.
(b) Not Applicable.
(c) Not Material.
(d) None.
(e) July 15, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2006
/s/ Fred Schutzman
Signature
Fred Schutzman, individually and pursuant to powers of attorney previously filed with the Commission and herein incorporated by this reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)